

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Robert Park
Chief Financial Officer
Dolby Laboratories, Inc.
1275 Market Street
San Francisco, CA 94103

   Re: Dolby Laboratories, Inc.
     Form 10-K for the year ended September 29, 2023
     Filed November 17, 2023
     Form 8-K
     Filed November 16, 2023
     File No. 001-32431

Dear Robert Park:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction